UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

SONOCO PRODUCTS COMPANY
(Exact name of registrant as specified in its charter)

Commission File Number 001-11261

Incorporated under the laws	IRS Employer Identification
of South Carolina	No. 57-0248420

1 N. Second St.
Hartsville, South Carolina 29550
(Address of principal executive offices - Zip Code)

John M. Florence
Vice President, Tubes and Cores, U.S. and Canada,
General Counsel and Secretary
Telephone: (843) 383-7000
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13 p-l ) for the reporting period from January 1 to December 31, 2021.
☐ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13 p-l ) for the fiscal year ended ______________________________.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Policy

Sonoco’s Board of Directors has adopted the following amended Conflict Minerals Policy, which is posted on Sonoco’s website, www.sonoco.com under “About - Supplier Resources - Conflict Minerals:”

SONOCO PRODUCTS COMPANY
CONFLICT MINERALS POLICY

Congress adopted Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act with the intention of furthering the humanitarian goal of ending the extremely violent conflict in the Democratic Republic of the Congo (DRC), which has been partially financed by the exploitation and trade of “conflict minerals” originating in the DRC. “Conflict minerals” refer generally to tantalum, tin, tungsten, and gold from mines and smelters in the DRC and adjoining countries that have directly or indirectly contributed to the financing of armed groups responsible for human rights violations.

Congress chose to use the securities laws disclosure requirements to enhance transparency, and bring greater public awareness of the source of issuers’ conflict minerals and to promote the exercise of due diligence on supply chains. As required by Dodd-Frank, the United States Securities and Exchange Commission (SEC) has adopted a rule that requires publicly traded companies annually to conduct a good faith reasonable inquiry to determine whether any conflict minerals that are necessary to the functionality or production of products they manufacture, or for which they contract the manufacture (necessary conflict minerals), originated in the DRC or an adjoining country, or are from recycled or scrap sources. The results of the inquiry are required to be disclosed annually in a report on Form SD – Specialized Disclosure Report filed with the SEC.

Some of Sonoco’s products may contain tantalum, tin, tungsten or gold. Because Sonoco does not purchase these minerals directly from mines or smelters, we must rely on source information provided by our suppliers. We have developed a program to carry out supply chain due diligence with reference to the Organisation for Economic Co-operation and Development (OECD) guidance approved by the SEC. Our efforts are not intended altogether to ban the use of tantalum, tin, tungsten and gold that originate in conflict-affected and high-risk areas when they are sourced in accordance with existing international standards. We recognize that avoiding the sourcing of any of these minerals from these areas would cause a de facto embargo with serious adverse impact on the living conditions of local populations. However, we are committed to responsible sourcing of conflict free minerals, and we support efforts to eliminate the use of tantalum, tin, tungsten, and gold that are not conflict free.

Sonoco requires suppliers that provide us with tantalum, tin, tungsten or gold, or products containing these components, which are then incorporated into products we manufacture for sale, to submit information to us that allows us to trace the minerals back through the supply chain. We expect our suppliers to adopt policies and establish their own due diligence programs to ensure conflict free supply chains, and to provide us only with minerals or products that are conflict free. If we become aware of a supplier whose supply chain includes minerals that are not conflict free, we will take appropriate steps to remedy the situation in a timely manner, including reassessment of the supplier relationship. We expect our suppliers to take similar measures with their suppliers.

Conflict Minerals Disclosure
Summary of Findings
Sonoco made a good faith inquiry of responsible persons within Sonoco’s business units that manufactured products, or that contracted for the manufacture of products, during the year ended December 31, 2021, to determine whether any of those products contained conflict minerals (as defined in Form SD) necessary to the functionality or production of such products (“necessary conflict minerals”). Based on this inquiry, Sonoco determined that certain products it manufactured, or for which it contracted for the manufacture, during the year ended December 31, 2021 contained necessary conflict minerals (principally tungsten and tin).

Sonoco then made a further good faith country of origin inquiry of its first-tier suppliers of necessary conflict minerals, or products containing necessary conflict minerals, which inquiry was reasonably designed to determine whether any of such necessary conflict minerals originated in the Democratic Republic of the Congo (DRC) or any adjoining country (as defined in Form SD), or were from recycled or scrap sources (as defined in Form SD).

Based on Sonoco’s first-tier suppliers’ responses to its reasonable country of origin inquiry, either (A) Sonoco has determined that (i) the necessary conflict minerals contained in its products did not originate in the DRC or any adjoining country, or (ii) the necessary conflict minerals contained in its products came from recycled or scrap sources; or (B)(i) Sonoco has no reason to believe that the necessary conflict minerals contained in its products originated in the DRC or any adjoining country, or (ii) Sonoco reasonably believes that the necessary conflict minerals contained in its products came from recycled or scrap sources.
Process
After the SEC’s adoption of the Conflict Minerals rule, the first step taken by Sonoco management to initiate the conflict minerals compliance and disclosure process was to designate a conflict minerals compliance leader. The individual initially designated as compliance leader was a management level strategic sourcing director who reported directly to the Chief Financial Officer with respect to conflict minerals compliance and disclosure. The initial compliance leader has subsequently been succeeded several times. Each successor, including the current one, has been a management level senior manager who reports directly to the Chief Financial Officer with respect to conflict minerals compliance and disclosure. The Chief Financial Officer reports directly to the Chief Executive Officer. The initial compliance leader was charged by management with responsibility and authority for developing and implementing the compliance and disclosure process, and his successor compliance leaders were charged with continuing to maintain the compliance and disclosure process.

Next, Sonoco developed and implemented a conflict minerals training program to educate relevant Company personnel about the conflict minerals disclosure requirements and the steps necessary to determine whether necessary conflict minerals were contained in products manufactured by Sonoco or in products for which Sonoco contracted the manufacture. The initial education phase has been supplemented by further training of relevant personnel to apprise them of appropriate methods to elicit the necessary information from suppliers.

Sonoco has developed an intra-company survey that each year requires designated persons within each of the Company’s business units to review the unit’s products and operations and determine whether the unit manufactures, or contracts for the manufacture of, products containing conflict minerals, and if so, whether such minerals are necessary to the manufacture or functionality of the products. Where the response to these inquiries is in the affirmative, the designated persons are required to identify to the compliance leader the suppliers of such necessary conflict minerals, or products containing necessary conflict minerals. Sonoco then contacts all identified suppliers of such necessary conflict minerals, or products containing necessary conflict minerals, to inform them about the conflict minerals issue, to advise them of Sonoco’s commitment to sourcing minerals responsibly, to provide them with a link to Sonoco’s Conflict Minerals Policy, and to elicit information about the suppliers’ sourcing of all such conflict minerals. To the greatest extent reasonably practicable, Sonoco requests that its suppliers respond to its inquiries using the Electronic Industry Citizenship Coalition – Global e-Sustainability Initiative (EICC-GeSI) Conflict Minerals Reporting Template and Dashboard, though not all suppliers have responded in this format.

After year end, follow up letters are subsequently sent to contacted suppliers. Those who had previously responded are asked if there have been any changes since the dates of their original responses through year end. No changes in responses were noted through December 31, 2021. Only a few suppliers failed altogether to respond to the initial enquiry or to either of two follow up enquiries, and such suppliers accounted for only a negligible portion of products purchased by Sonoco.

Based on responses received from the contacted suppliers, Sonoco reached the conclusions set forth above under “Summary of Findings.” With respect to suppliers who did not respond, there were no warning signs or other circumstances that gave Sonoco reason to believe any necessary conflict minerals contained in the products they supplied to Sonoco originated in the DRC or any adjoining country.

Sonoco also includes a clause in supplier contracts and purchase orders requiring suppliers to disclose whether conflict minerals are used in the manufacture or production of any products they supply to Sonoco, and to provide additional information about sourcing if requested by Sonoco.
Website Posting of Conflict Minerals Disclosures

The foregoing disclosure is also posted on Sonoco’s website, www.sonoco.com under “About – Supplier Resources – Conflict Minerals.”

Item 1.02     Exhibit - Not applicable

Section 3 - Exhibits

Item 3.01    Exhibits - None

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

SONOCO PRODUCTS COMPANY
(Registrant)

Date: May 20, 2022	By:	/s/ John M. Florence
John M. Florence
Vice President, Tubes and Cores, U.S. and Canada, General Counsel and Secretary